Exhibit 99.1

	Owner
Date	China Direct Investments, Inc.(1)	Capital One Resource Co. Ltd.(1)	Total
3/27/2008	62,500	4,354,918	4,417,418
4/16/2010	862,500	4,354,918	5,217,418
11/22/2010	862,500	4,344,918	5,207,418
2/18/2011	862,500	4,169,918	5,032,418
3/1/2011	862,500	3,959,836	4,822,336
1/9/2013	662,500	3,959,836	4,622,336
1/10/2013	602,500	3,959,836	4,562,336
1/10/2013	447,418	3,959,836	4,407,254
1/15/2013	62,500	3,959,836	4,022,336

(1) China Direct Investments, Inc. and Capital One Resource Co., Ltd., are wholly owned subsidiaries of CD International Enterprises, Inc. CD International Enterprises, Inc. is the indirect beneficial owner of the reported securities.